Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Sunshine Heart, Inc. for the registration of Common Stock, Preferred Stock, Warrants to Purchase Common Stock, Preferred Stock or Debt Securities, and Debt Securities and to the incorporation by reference therein of our report dated March 12, 2013, with respect to the consolidated financial statements of Sunshine Heart, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Minneapolis, Minnesota
March 12, 2013